Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces Business Alliance with Juju Holdings Kabushiki Kaisha

New York/December 21, 2021 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a holistic healthcare Company based in Japan (the “Company” or “MEDIROM”), today announced that MEDIROM has signed a Memorandum of Understanding (the “MOU”) with Juju Holdings Kabushiki Kaisha (“Juju Holdings”), an operator of home-based nursing care facilities in Japan, to form a business alliance to jointly develop a centralized management system utilizing the Company’s MOTHER Bracelet™ (formerly known as MOTHER Tracker® and hereinafter referred as “MOTHER Bracelet™”), an activity tracker, in nursing facilities.

MOTHER Bracelet™ is the world’s first smart bracelet equipped with the patented “thermoelectric energy” technology, which allows the device to be powered and driven semi-permanently by the body heat of its wearer, eliminating the need for separate charging. The Company believes that MOTHER Bracelet™ is currently the only activity tracker designed to measure heart rate, body temperature, activity, sleep, and calories burned 24 hours a day, 365 days a year, without the need to remove for separate charging.

The MOU provides a general foundation for the joint development of a central management system to allow Juju Holdings’ staff to monitor the physical conditions, including certain vital health data, of residents through the use of MOTHER Bracelet™. The centralized management system is intended to immediately notify nursing home facility management staff and family members of sudden changes in a resident’s physical condition. Once this system has been developed, tested and established, it is intended for Juju Holdings to act as a sales agent and market MOTHER Bracelet™, together with the centralized management system, to other nursing facilities in the industry.

“We expect that the partnership with Juju Holdings will help accelerate the acceptance of MOTHER Bracelet™ in the nursing care industry,” said Kouji Eguchi, CEO of the Company, “In addition, the ability to receive feedback and data on the effectiveness of the system directly from the nursing care facilities operated by Juju Holdings will enable us to capture changes in system requirements at nursing facilities in order to make improvements to the centralized management system. By forming a business alliance between the Company and Juju Holdings, we aim to improve the working environment in the nursing care industry through the operation of MOTHER Bracelet™, and lead to further development.”

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about our possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

■About MOTHER Bracelet™

The Company believes that MOTHER Bracelet™ is the world’s first next-generation tracker powered by the user’s body temperature, so as to eliminate the need for separate off-body charging. Using thermoelectric energy technology, which captures temperature differentials (known as the Seebeck effect) and creates usable thermal energy, the device is designed to measure the user’s activity, sleep and calories burned 24 hours a day, 365 days a year, without the need to remove for separate charging.

In addition, MOTHER Bracelet™ is expected to facilitate the delivery of device-acquired data directly to healthcare providers. In order to make it easy to collect data from the device, the Company intends to provide a Software Development Kit, or SDK, for solution partners. This is expected to allow solution partners, including healthcare providers, to directly incorporate the tracking data into their services.

The Company hopes that MOTHER Bracelet™ will contribute to the development of more efficient services by health-related industries, including operators of nursing care services and fitness services and operators requiring health information such as public transportation and others.

■About Juju Holdings Kabushiki Kaisha

Juju Holdings Kabushiki Kaisha operates 20 home-based nursing care facilities in Japan. In addition to arranging the environment, Juju Holdings also operates educational facilities and is committed to the education of its human resources and is developing a wide range of businesses related to nursing care.

For more information, please visit https://www.jujugroup.co.jp

<About MEDIROM Healthcare Technologies Inc.>

MEDIROM operates 316 (as of November 30, 2021) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker “MOTHER Bracelet™” (formerly known as “MOTHER Tracker®”). MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since formation of the company.

For more information, please visit https://medirom.co.jp/en

■Contacts

Investor Relations Team

ir@medirom.co.jp